Exhibit 99.1

SINGAPORE (July 15, 2024) - Karooooo Limited (NASDAQ: KARO) (“Karooooo” or “the Company”), which owns 100% of Cartrack Holdings, announced that the Company will release its First Quarter 2025 Financial Results on Thursday, July 18, 2024 shortly after 04:00 p.m. Eastern Time.

Karooooo to report First Quarter 2025 Financial Results on July 18, 2024

Karooooo will report financial results for the First Quarter ended May 31, 2024 on Thursday, July 18, 2024 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Friday, July 19, 2024 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time). Investors are invited to join the Zoom webinar at: https://us02web.zoom.us/j/82089929893

Webinar ID: 820 8992 9893

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

Annual General Meeting

The annual general meeting of shareholders of Karooooo will be held by way of electronic communication on Thursday, 29 August 2024 at 12:00 South African time (6:00am Eastern Time and 06:00 p.m. Singaporean time) for purposes of dealing with the ordinary and special business of an annual general meeting.

The Notice of Annual General Meeting and Annual Financial Statements will be distributed to shareholders in accordance with the requirements of the Singapore Companies Act on or about Tuesday, 13 August 2024.

About Karooooo

Karooooo is the provider of a leading operational IoT SaaS cloud that maximizes the value of operations and workflow data by providing insightful real-time data analytics to thousands of enterprise customers by digitally transforming their operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations. Cartrack assists customers to sustainably improve workflows, manage field workers, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

Currently there are over 2,100,000 connected vehicles and equipment on the Cartrack cloud.

For more information, visit www.karooooo.com